UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)   June 18, 2009

Fresh Harvest Products, Inc.

(Exact Name of Registrant as Specified in Its Charter)

New Jersey

(State or Other Jurisdiction of Incorporation)

000-24189	33-1130446
(Commission File Number)	(IRS Employer Identification No.)

280 Madison Ave, Suite 1005 New York, NY 10016	10016
(Address of Principal Executive Offices)	(Zip Code)

917-652-8030

(Registrant's Telephone Number, Including Area Code)

NA

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**
Item 2.01   **Completion of Acquisition or Disposition of Assets.**
Item 2.03   **Creation of a Direct Financial Obligation of the Registrant.**
Item 3.02   **Unregistered Sales of Equity Securities.**

On June 18, 2009, Fresh Harvest Products, Inc. (the "Company") simultaneously entered into an asset purchase agreement ("Purchase Agreement") with and purchased the assets of Organic Chef, LLC of Brooklyn, NY ("Organic Chef"). In connection with this acquisition, on the same date, the Company entered into: (1) a Brokerage Agreement and (2) a Consulting Agreement. with an entity (Haichel Esther) controlled by the principal of Organic Chef (Barry Moskowitz). Organic Chef was a distributor of organic food and beverages including its own line of TeAloe™ organic beverages as well as some of the Company's own Wings of Nature™ products. Haichel Esther is a company located in Brooklyn, NY in the food and beverage business.

The principal provisions of the Purchase Agreement include:

- **Purchase Price**: 2,509,205 shares of the Company's common stock valued by the parties at $21,506.40. This excludes 400,000 shares of the Company's common stock due to Organic Chef as consideration for Organic Chef entering into a letter of intent;
- **Assets Purchased include**: Product, Inventory and supplies; office furniture, office equipment, manufacturing equipment, computer equipment and other machinery and equipment; fixtures and leasehold improvements, trademarks, trademark applications, trade names, service marks, telephone numbers, contracts, leases, licenses, insurance policies, fidelity and contract bonds, and other assets related to the Organic Chef business operations.
- **Assets Excluded include:** certain enumerated receivables, cash and cash equivalents and judgments.

A copy of the form of the Purchase Agreement as executed is incorporated by reference thereto and attached as an Exhibit 10.1 hereto. The foregoing description of the Purchase Agreement is qualified in it's entirety by reference to the full text of attached exhibit.

The principal provisions of the Brokerage Agreement include:

- **Appointment**: Haichel Esther is appointed as a broker to market the Organic Chef product line in the U.S. and Canada;
- **Term**: 2 years. Agreement can be terminated with 30 days written notice by either party;
- **Compensation**: 2,575,000 shares of the Company's common stock as a non-refundable retainer, Standard 5% commissions on sales , except that on "deep" discounted promotions, the commission shall be 3%; and $750 per week if and when the Company receives capital investment of more than $150,000 in a 30 day period; and stock issuances based upon targeted revenue levels that relate to the broker's sales;

A copy of the form of the Brokerage Agreement as executed is incorporated by reference thereto and attached as an Exhibit 10.2 hereto. The foregoing description of the Brokerage Agreement is qualified in it's entirety by reference to the full text of attached exhibit.

The principal provisions of the Consulting Agreement include:

- **Consulting Services**: New product development;
- **Term**: Two years
- **Compensation:** Performance based stock issuances**.**

A copy of the form of the Consulting Agreement as executed is incorporated by reference thereto and attached as an Exhibit 10.3 hereto. The foregoing description of the Consulting Agreement is qualified in it's entirety by reference to the full text of attached exhibit.

Item 8.01   Other Events.

On June 18, 2009, Fresh Harvest Products, Inc. (the ''Company'') issued a press release announcing that its acquisition of the assets of Organic. The June 18, 2009, press release is attached hereto as exhibit 99.1 and incorporated by reference hereto.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Number   Description

10.1   Form of the Asset Purchase Agreement as Executed
10.2   Form of the Brokerage Agreement as Executed
10.3   Form of the Consulting Agreement as Executed
99.1   June 18, 2009 Press Release

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Harvest Products, Inc.

By: /s/ Michael Jordan Friedman

Date: June 24, 2009

Michael Jordan Friedman
President, Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

Asset Purchase Agreement

Effective Date	June __, 2009
between	Fresh Harvest Products, Inc., ("Company")
a	New Jersey corporation,
located at	
	280 Madison Ave, Suite 1005, New York, NY 10016
and	Organic Chef, LLC**,** ("Seller")
a	New York, limited liability corporation
located at	2919 Avenue I, Brooklyn, NY 11210

Summary

- Company desires to purchase 100% of the assets owned by Seller in the operation of the Business, subject to the conditions and upon the terms and conditions set forth herein.

- As of May 21, 2009, an expert outside appraisal firm, Sencer Appraisal Associates, Inc., completed an Asset Valuation of the assets of the Seller. Sencer Appraisal Associates, Inc. was hired by the Company in May, 2009 to perform the Valuation, which cost $626.50. In performing the Valuation, Sencer Appraisal Associates, Inc. visited Seller's offices, performed a physical review of assets and inventory. The Parties and their respective managers and directors are relying upon this Asset Valuation in establishing the Purchase Price.

1.   Agreement

THEREFORE, in consideration of the mutual agreements of the parties and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, it is agreed as follows:

Agreement of Purchase and Sale. Company hereby agrees to purchase from Seller and Seller hereby agrees to sell to Company, for the consideration and upon the terms and conditions set forth herein, all of Seller's right, title and interest in and to all assets of Seller constituting or used in connection with the Business (the "Assets"), including without limitation the following:

1.1.2   Product, Inventory and supplies listed in Exhibit A.

1.1.3   Office furniture, office equipment, manufacturing equipment, computer equipment and other machinery and equipment listed in Exhibit A.

1.1.5   All of the rights, title and interest in and to all fixtures and leasehold improvements of the Seller.

1.1.6   Telephone numbers, service marks, the trade name [trade name / trademark / service mark], and all other trade names and trademarks (including the goodwill represented by that), trade secrets, Business records and files, lists of current and potential Customers and Vendors, product formulations existing and under development, promotional materials, copyrighted materials and all other intangible items, including the goodwill of Business as a going concern.]

1.1.7   All rights under the contracts, leases, licenses, insurance policies, fidelity and contract bonds, and other Agreements relating to the Business.

1.1.8   All documents, files, Agreements, instruments, records, notices, Membership Certificates, affidavits, statements, and all other papers and information of any kind relating to the Business or the Assets, including but not limited to such items stored in computer memories, on microfiche, electronically or by any other means, used, made or compiled by or on behalf of the Seller or made available to the Seller (all of which shall be delivered by the Seller to the main premises of the Business (if not already present there) on or before the Effective Date.

1.1.9 All other property and assets of every kind and description whether personal, real, mixed, tangible or intangible, wherever located and whether or not reflected on its balance sheet.

1.2   Assets Excluded

Assumed Obligations. Except as listed below in this section, the Company will not assume any of Seller's debts and obligations, including without limitation trade payables and legal fees, all of which shall remain the sole responsibility of Seller.

1.2.1 The following assets are not being sold by the Seller or purchased by the Buyer and are specifically excluded from the meaning of the term "Assets":

1.2.2 Certain receivables may be retained by the Seller. Section 1.2.3 lists the receivables, if any, that the Seller does not want transferred to the Buyer.

1.2.3 Receivable due the Seller on the Closing Date.

1.2.4 Cash and cash equivalent items, including Lender accounts, money market accounts, certificates of deposit and Lender deposits, on hand at the close of business on the Closing Date.

1.2.5 Accounts receivable earned from operations of the Business during the period beginning 60 days prior to the Closing Date and ending on the Closing Date, and accounts receivable as to litigation commenced prior to the Closing Date against a debtor for purposes of collection.

1.2.6 All judgments in favor of the Seller in connection with the collection of accounts receivable.

1.2.7 All checkbooks, stubs, books of account, ledgers, and journals relating to the prior operation of the Business.

1.3   Liabilities

1.3.1 Subject to the terms and conditions of this Agreement, the Buyer will, as of the Closing Date, assume from the Seller and agrees to discharge only those liabilities and obligations that both accrue and arise after the Closing Date with respect to the paid sales orders / Agreements for Products to be delivered by the Seller to the Buyer at the Closing.

2.   Purchase Price & Terms of Payment

The total purchase price to be paid by Company to Seller for the Assets (the "Purchase Price") will be the sum of $21,506.40 which shall be paid in the form of 2,509,205 restricted common shares payable as follows.

> 2,509,205 restricted common shares will be issued by the Company to Seller within 10 business days after the Closing, excluding the 400,000 restricted common shares which were issued upon the signing of the Letter of Intent;

Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall occur at the Company's offices on June ____, 2009.

Company has been provided unrestricted access to, and conducted a due diligence review of, Seller's books and records, including without limitation, corporate minute books and stock ledgers; bank records; accounting books and records (including without limitation periodic financial statements, accounts payable ledgers, and accounts receivable ledgers); insurance files (including liability, property, group health and workers' compensation insurance policies and claims records); operating policies and procedures; employee manuals; federal and state income tax returns for the most recent three years; and sales tax returns and payment records, and has approved same, in Company's sole discretion.

3.   Covenant Not to Compete

Seller agrees that Seller shall not, during the period of three (3) years following the Closing, without the prior written consent of Company, which consent may be withheld for any reason or no reason, directly or indirectly engage in, or own or control an interest in, or act as an officer, director, or employee of, or consultant or adviser to, any business consisting, wholly or in part, of the organic and natural beverage industry.

It is understood and agreed that, in the event of a breach of the covenants contained in this Agreement, Company will not have an adequate remedy in the form of money damages in that that the loss to Company will not likely be an isolated case and it will be difficult or impossible to ascertain the exact amount of loss. In such event, therefore, Company shall be entitled to a temporary restraining order, preliminary injunction and/or permanent injunction, without bond, restraining the breaching party from engaging in the activity prohibited under this Agreement. Such remedy shall be nonexclusive and without prejudice to any and all other remedies to which Company may be entitled. Further, in the event of a violation of any of the covenants in this Agreement, the period for which the provision would remain in effect shall be extended for a period of time equal to that period when the activities constituting the violation commenced and ending when the activities constituting the violation shall have been finally terminated in good faith.

Selling Parties expressly acknowledge and agree that the restrictive provisions of this Agreement are reasonable and necessary for the protection of Company's legitimate business interests, that such restrictions impose no undue burden upon Selling Parties, and that the enforcement of such restrictions will not cause any Selling Party to be deprived of the ability to earn a livelihood.

Company, in addition to all equitable relief and damages, shall be entitled to recover all costs, expenses and fees, including attorneys' fees, incurred by Company in connection with the breach, by a Seller, of any covenant or agreement under this Agreement or the enforcement of any such covenant or agreement, whether or not suit is instituted.

4.   Indemnification of Sellers

Company jointly and severally agrees to indemnify and hold Seller harmless from and against any and all loss, liability, settlement, damage, deficiency, cost and expense arising by virtue of:

Any breach of this Agreement or misrepresentation hereunder by Company;

Any and all actions, suits, proceedings, demands, judgments, costs and other expenses, including reasonable attorney's fees, incident to any of the matters referred to in this Section or any claims with respect thereto.

5.   Indemnification of Company

Seller agrees to indemnify and hold Company harmless from and against any and all loss, liability, damage, deficiency, costs and expenses arising by virtue of:

Any breach of this Agreement or misrepresentation hereunder by Seller; and

Except as to those obligations expressly assumed herein, any debt or obligation of Seller, including, without limitation, any debt or obligation arising out of or in connection with the operation of the Business by Seller prior to the Closing Date, and any act or omission on the part of Seller, its respective officers, employees, and agents, in connection therewith.

Any and all actions, suits, proceedings, demands, judgments, costs and expenses, including reasonable attorney's fees, arising out of the operation of the Business prior to the Closing, or any claims with respect thereto.

6.   Confidential Information and Intellectual Property

Disclosure of Information. Seller shall work with and be exposed to the business and operations of the Company. The Seller recognizes and acknowledges that the Company's trade secrets, confidential information, proprietary information and processes are valuable, special and unique assets of the Company's business, access to and knowledge of which are essential to the performance of the Seller's duties hereunder. The Seller will not, during or after the term of its appointment by the Company, in whole or in part, disclose such secrets, information or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, nor shall the Seller make use of any such property for its own purpose or for the benefit of any person, firm, corporation or other entity (except the Company) under any circumstances during and after the term of its appointment, provided that after the term of its appointment these restrictions shall not apply to secrets, information and processes which are then in the public domain (provided that the Seller was not responsible, directly or indirectly, for such secrets, information or processes entering the public domain without the Company's consent). The Seller shall consider and treat as the Company's property, all computer disks, memoranda, books, papers, lab reports, notes, letters, formulas, flow charts, tables, designs, reports, customer lists, financial statements and budgets and all other data, and all copies thereof and there from, in any way relating to the Company's business and affairs, whether created by it or otherwise coming into its possession, and on termination of its appointment, or on demand of the Company, at any time, to deliver all embodiments of the confidential information (whether written, typed or computer files) of the same to the Company

Inventions or Discoveries. The Seller acknowledges that while working with as well as developing products for the Company any and all inventions, improvements, discoveries, processes, programs or systems relating to the business of the Company developed or discovered by the Seller shall be fully disclosed by it to the Company and shall be the sole and absolute property of the Company. For the purpose of the Section, the meaning of the phrase "inventions, improvements, discoveries, processes, programs or systems relating to the business of the Company" shall not be limited to formulations, inventions, improvements, discoveries, processes, programs or systems which result in modifications or enhancements of, or can be used in connection with or in lieu of, services or products then offered commercially by the Company, or which are the subject of patents held or applied for by the Company, or which are under active funded development by the Company during the term of this Agreement. For the purpose of this Section, the meaning of the phrase "under active funded development by the Company" shall be limited to services or products which the Company has developed or is in the process of developing and for which the Company has accounted for the expenses of such development in accordance with generally accepted accounting principles. The Seller acknowledges that upon the request of the Company, the Seller shall execute, acknowledge and deliver, such assignments, certificates or other documents as the Company may consider necessary or appropriate to properly vest all right, title and interest to any such invention of formulation or discovery in the Company. Any such invention or discovery by the Seller within one year of the termination or expiration of the Agreement shall fall within the provisions of this Section unless proved conclusively by the Seller to have been first invented or discovered by it following such termination or expiration. The provisions of this Section shall survive the expiration of the Agreement or its termination by either the Company or the Seller and shall remain in full force and effect.

Intellectual Property Rights. Seller acknowledges and agrees that any and all product development discussions, formulations, trade secrets, trademarks, design work, brand development, modifications and/or evolutions of product or packaging that were the property of the Seller are now the property of the Company. Seller acknowledges and agrees that any and all product development discussions, formulations, trade secrets, trademarks, design work, brand development, modifications and/or evolutions of product or packaging that Seller will work on and develop for the Company will be the property of Company. Neither Seller nor Seller's employees, subsidiaries or parent or sister companies or assigns shall sell or trade with any item which infringes or may be construed to infringe upon Company's intellectual property rights as interpreted by international patent, trade mark and copyright laws.

7. General Provisions

7.1 **Independent Contractors.** The relationship between both parties established by this Agreement is that of independent contractors, and nothing contained in this Agreement shall be construed to give either party the power to direct and control the day-to-day activities of the other. Neither party is an agent, representative or partner of the other party. Neither party shall have any right, power or authority to enter into any agreement for, or on behalf of, or incur any obligation or liability of, or to otherwise bind, the other party. This Agreement shall not be interpreted or construed to create an association, agency, joint venture or partnership between the parties or to impose any liability attributable to such relationship upon either party.

7.2 **Governing Law & Jurisdiction**. This agreement and the parties' actions under this Agreement shall be governed by and construed under the laws of the state of New Jersey, without reference to conflict of law principles. The parties hereby expressly consent to the jurisdiction and venue of the federal and state courts within the state of New Jersey. Each party hereby irrevocably consents to the service of process in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth in the preamble of this Agreement, such service to become effective thirty (30) days after such mailing.

7.3 **Entire Agreement.** This Agreement, including the attached exhibits, constitutes the entire Agreement between both parties concerning this transaction, and replaces all previous communications, representations, understandings, and Agreements, whether verbal or written between the parties to this Agreement or their representatives. No representations or statements of any kind made by either party, which are not expressly stated in this Agreement, shall be binding on such parties.

7.4 **All Amendments in Writing.** No waiver, amendment or modification of any provisions of this Agreement shall be effective unless in writing and signed by a duly authorized representative of the party against whom such waiver, amendment or modification is sought to be enforced. Furthermore, no provisions in either party's purchase orders, or in any other business forms employed by either party will supersede the terms and conditions of this Agreement.

7.5 **Notices.** Any notice required or permitted by this Agreement shall be deemed given if sent by registered mail, postage prepaid with return receipt requested, addressed to the other party at the address set forth in the preamble of this Agreement or at such other address for which such party gives notice hereunder. Delivery shall be deemed effective three (3) days after deposit with postal authorities.

7.6 **Costs of Legal Action.** In the event any action is brought to enforce this Agreement, the prevailing party shall be entitled to recover its costs of enforcement including, without limitation, attorneys' fees and court costs.

7.7 **Inadequate Legal Remedy.** Both parties understand and acknowledge that violation of their respective covenants and Agreements may cause the other irreparable harm and damage, that may not be recovered at law, and each agrees that the other's remedies for breach may be in equity by way of injunctive relief, as well as for damages and any other relief available to the non-breaching party, whether in law or in equity.

7.8. **Arbitration.** Any dispute relating to the interpretation or performance of this Agreement shall be resolved at the request of either party through binding arbitration. Arbitration shall be conducted in New Jersey in accordance with the then-existing rules of the American Arbitration Association. Judgment upon any award by the arbitrators may be entered by any state or federal court having jurisdiction. Company and Seller intend that this Agreement to arbitrate be irrevocable.

7.8 **Delay is Not a Waiver.** No failure or delay by either party in exercising any right, power or remedy under this

Agreement, except as specifically provided in this Agreement, shall operate as a waiver of any such right, power or remedy.

7.9 **Force Majeure.** In the event that either party is unable to perform any of its obligations under this Agreement or to enjoy any of its benefits because of any Act of God, strike, fire, flood, governmental acts, orders or restrictions, Internet system unavailability, system malfunctions or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence of the non-performing party (a "Force Majeure Event"), the party who has been so affected shall give notice immediately to the other party and shall use its reasonable best efforts to resume performance. Failure to meet due dates resulting from a Force Majeure Event shall extend such due dates for a reasonable period. However, if the period of nonperformance exceeds sixty (60) days from the receipt of notice of the Force Majeure Event, the party whose ability to perform has not been affected may, by giving written notice, terminate this Agreement effective immediately upon such notice or at such later date as is therein specified.

7.10 **Assignability & Binding Effect**. Except as expressly set forth within this Agreement, neither party may transfer or assign, directly or indirectly, this Agreement or its rights and obligations hereunder without the express written permission of the other party, not to be unreasonably withheld; provided, however, that both parties shall have the right to assign or otherwise transfer this Agreement to any parent, subsidiary, affiliated entity or pursuant to any merger, consolidation or reorganization, provided that all such assignees and transferees agree in writing to be bound by the terms of this Agreement prior to such assignment or transfer. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto, their successors and assigns.

7.11 **Certain Sections Invalid.** If any provisions of this Agreement are held by a court of competent jurisdiction to be invalid under any applicable statute or rule of law, they are to that extent to be deemed omitted and the remaining provisions of this Agreement shall remain in full force and effect.

7.12 **Headings.** The titles and headings of the various sections and sections in this Agreement are intended solely for convenience of reference and are not intended for any other purpose whatsoever, or to explain, modify or place any construction upon or on any of the provisions of this Agreement.

7.13 **Survival of Certain Provisions.** The warranties and the indemnification and confidentiality obligations set forth in the Agreement shall survive the termination of the Agreement by either party for any reason.

Understood, Agreed & Approved

We have carefully reviewed this contract and agree to and accept all of its terms and conditions. We are executing this Agreement as of the Effective Date above.

Company: Seller:
Fresh Harvest Products, Inc.   Organic Chef, LLC

_____   _____
Michael J. Friedman,   Barry Moskowitz
Founder/CEO/President/Chairman   Founder

Exhibit A

Product, Inventory, Supplies & Equity

Asset Acquisition from Organic Chef, LLC

Qty.	Location / Type	Description	Unit Fair Market Value		Total Fair Market Value	
	2919 Ave I, Brooklyn, NY – OFFICE					
1	Office Furniture	Desk, double pedestal, wood with 2 matching stationery cabinets	$	440.00	$	440.00
1		Executive Desk, with (black) laminate top	$	300.00	$	300.00
1		Desk, single pedestal with laminate top and Hutch	$	350.00	$	350.00
1		Desk, single pedestal with laminate top	$	250.00	$	250.00
1		Book Case 6'h	$	120.00	$	120.00
6		Sections Steel Shelving 7'2"x 4'w x 18"d	$	55.00	$	330.00
2		Stationery Cabinets 4'h	$	75.00	$	150.00
1		Partition 5' x 4'	$	100.00	$	100.00
1		High Stool	$	60.00	$	60.00
1		Executive Chair	$	100.00	$	100.00
1		Executive Chair, Aeron type	$	135.00	$	135.00
1		Jr. Executive Chair	$	75.00	$	75.00
1		Jr. Executive Chair, Aeron type	$	90.00	$	90.00
		Sub total Furniture at 2919 Ave. I			$	2,500.00
2	Office Equipment	Portable Heaters, electric / ceramic	$	30.00	$	60.00
1		Portable Heater, electric / oil	$	25.00	$	25.00
		Sub total Equipment at 2919 Ave. I			$	85.00
1	Computers	Printer, Brother, Laser HL1620	$	100.00	$	100.00
1		Printer, Epson NK300	$	75.00	$	75.00
2		Printer, HP All-In-1, Deskjet Photosmart c6180	$	100.00	$	200.00
1		Printer, HP All-In-1, Laserjet 1320	$	150.00	$	150.00
1		Telephone System, Panasonic with Voice Mail	$	2,500.00	$	2,500.00
1		Computer, Dell tower PC with 32" LCD monitor	$	600.00	$	600.00
2		Computers, Dell Dimension with 15" CRT monitors	$	150.00	$	300.00
1		Computer, Dell Optiplex GX230 tower PC with 17" LCD monitor	$	350.00	$	350.00

1		Server, HP / Compaq with switch & 24 plug patch panel	$	850.00	$	850.00
1		Modem, Scientific American	$	30.00	$	30.00
		Sub total Computer at 2919 Ave. I	$		$	5,155.00
		TOTAL at 2919 Ave. I	$		$	7,740.00
			$		$	
1523 Dean St., Brooklyn, NY						
1	Warehouse Equipment	EP (China) electric Pallet Jack with single stage mast [purchased from Ortmayer Materials]	$	5,000.00	$	5,000.00
		TOTAL at 1523 Dean St., Brooklyn, NY	$		$	5,000.00
72-40 Burchell Ave., Far Rockaway, NY (also known as Warehouse at 72-41 Almeda Ave.)						
1	Office Equipment	File Cabinet, 4 drawer letter size	$	90.00	$	90.00
1		Display Refrigerator, 1 glass door, Visi Cooler	$	400.00	$	400.00
		Water Cooler / Heater [Not physically observed]	$	450.00	$	450.00
1		Desk Fan	$	40.00	$	40.00
		Sub Total Office Equipment at 72-40 Burchell Ave.			$	980.00
1	Warehouse Equipment	Hydraulic Pallet Jack	$	375.00	$	375.00
1		Dock Plate 4' x 5'	$	250.00	$	250.00
1		Skid Puller	$	225.00	$	225.00
2		Hand Trucks, layover aluminum frame with 10" wheels	$	185.00	$	370.00
		Sub Total Warehouse Equipment at 72-40 Burchell Ave.			$	1,220.00
		TOTAL 72-40 Burchell Ave.			$	2,200.00
		TOTAL Furniture, Computers and other Equipment			$	14,940.00
Inventory [Observed at 72-41 Almeda Ave., Far Rockaway, NY]						
12	Goods[Tea in glass bottles]	Pallets, [96 cases per pallet @ $5.70 per case]	$	547.20	$	6,566.40
Intangible Assets [Note: EXCLUDED per client's request]			$		$	
2	Trade names	"TeAloe" and "PurAloe"	$		$	
	Design	not completed trademark application yet	$		$	
2	Internet domain name	organicchefusa.com, puraloe.com	$		$	
		GRAND TOTAL	$		$	21,506.40

Exhibit 10.2



FRESH HARVEST PRODUCTS, INC.

280 Madison Ave
Suite 1005
New York, NY 10016
T.917.652.8030 • F. 917.591.1971
www.freshharvestproducts.com

BROKERAGE AGREEMENT

This agreement (the "Agreement"), made this ___ day of June, 2009 between Fresh Harvest Products, Inc, having offices at 280 Madison Ave Suite 1005, New York, New York 100016, hereinafter (the "PRINCIPAL"), and Haichel Esther, having offices at _____, hereinafter (the "BROKER"), both shall agree to the following:

1.   PRINCIPAL hereby appoints BROKER as its representative for the products under the Organic Chef, LLC label, including but not limited to TeAloe™ and PurAloe™, for the USA and Canada and any other area mutually agree upon by the Parties. This area coverage may be expanded by mutual agreement.   BROKER must notify PRINCIPAL of all meetings, appointments and/or presentations in advance of such meetings, appointments and/or presentations.

2.   BROKER agrees to use its best efforts to sell and promote the PRINCIPALS products to all current and potential retail and wholesale customers. Each party is recognized hereunder as independent contractors and a free agent. The BROKER agrees to represent the PRINCIPAL in an ethical and professional manner and to uphold policies and procedures set forth by the PRINCIPAL. Reasonable samples shall be provided by the PRINCIPAL at no cost to the BROKER for presentation to their accounts.

3.   PRINCIPAL agrees to pay the BROKER for sales to the appointed wholesale and/or direct retail accounts based upon the total net invoiced dollar amount in the following manner: 5% commissions. For deep discount promotions by PRINCIPAL (such as BOGO's) for a select number of times a year BROKER agrees to reduce their commissions to 3% for the duration of the promotion. Commission payments are due on the 15th of each month for the previous months collected monies.
        Upon the signing of this Agreement, PRINCIPAL will issue BROKER restricted common shares in the amount of 2,575,000 (two million five hundred and seventy five thousand).
        PRINCIPAL aggress to pay BROKER a weekly retainer of $750.00 (seven hundred and fifty dollars) upon such time as PRINCIPAL raises capital totaling over $150,000 (one-hundred fifty thousand dollars) in a 30 (thirty) day period.

4.   PRINCIPAL is entitled to deduct previously paid commissions on any invoice that has not been paid within 90 days from the date of such invoice. Furthermore, PRINCIPAL may deduct from the BROKERS commissionable dollar total, for any credits issued to customers for returns, refused shipments, damaged, aged, or spoiled stock.

5.   The BROKER shall notify the PRINCIPAL in a prompt and timely manner when BROKER becomes aware of financial difficulty and distress at the wholesale distributor and/or direct buying retailer that PRINCIPAL has extended credit to.

6.	BROKER shall be responsible for obtaining and providing all distributor velocity reports to PRINCIPAL.

7.	This Agreement has a Term of two (2) years and may be terminated upon 30 days written notice by either party to the other. In the event of termination all business should be concluded within 60 days of written notice. This includes payment of all outstanding commissions.

8. Governing Law. This Agreement shall be governed by the internal laws of New Jersey without giving effect to the principles of conflicts of laws. Each party hereby consents to the personal jurisdiction of the Federal or New Jersey courts located in Hudson County, New Jersey, and agrees that all disputes arising from this Agreement shall be prosecuted in such courts. Each party hereby agrees that any such court shall have in personal jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by New Jersey law.

9. Assignment. This Agreement may not be assigned in whole or in part by the parties hereto without the prior written consent of the other party or parties, which consent may not be unreasonably withheld in the sole discretion of the other party.

10. Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto, their successors and assigns.

11. Partial Invalidity. If any term, covenant, condition or provision of this Agreement or the application thereof to any person or circumstance shall to any extent be invalid or unenforceable, the remainder of this Agreement or application of such term or provision to person or circumstances other than those as to which it is held to be invalid or unenforceable shall not be affected thereby and each term, covenant, condition or provision of this Agreement shall be valid and shall be enforceable to the fullest extent permitted by law.

12. No Other Agreements. This Agreement constitutes the entire Agreement between the Parties and there are and will be no oral representations which will be binding upon any of the Parties hereto.

13. Amendment. This Agreement or any provision hereof may not be changed, waived, terminated or discharged except by means of a written supplemental instrument signed by the party or parties against whom enforcement of the change, waiver, termination, or discharge is sought.

14. Counterparts/Facsimile. This agreement may be executed in two or more partially or fully executed counterparts, each of which shall be deemed an original and shall bind the signatory, but all of which together shall constitute but one and the same instrument, provided that Purchaser shall have no obligations hereunder until all Shareholder have become signatories hereto. An original signature transmitted by facsimile shall be deemed to be original for purposes of this Agreement.

Please indicate your acceptance by signing below and returning a copy to this office.

Authorized Officer of BROKER   Authorized office of PRINCIPAL
 HAICHEL ESTHER   FRESH HARVEST PRODUCTS, INC.

Date:	_____ Date:	_____

BY: _____	 BY: _____

Print: _____	 Print: _____

APPENDIX

Performance based Sales Incentives.

PRINCIPAL may or may not issue additional restricted common shares according to the Performance Based Compensation listed below:

1.   BROKER'S Sales – BROKER shall be directly responsible for introductions to distributors, retailers and/or wholesalers. Upon BROKER'S gross revenue reaching the benchmarks within the time limit in the chart below, BROKER receive compensation in the form of Restricted Common Shares of PRINCIPAL per the chart below.

BROKER'S Gross Revenue	Restricted Common Shares	Time Limit
$ 75,000	2,500,000	6 months
$ 150,000	2,000,000	9 months
$ 250,000	1,500,000	12 months
$ 750,000	800,000	15 months
$ 1,500,000	600,000	18 months
$ 3,000,000	400,000	24 months
TOTAL	10,375,000	

2.   PRINCIPAL'S Sales – Any sales of the Products listed in Section 1 of this Agreement, which occur through PRINCIPAL'S distributors, retailers and/or wholesalers and not through introductions by BROKER, BROKER shall be entitled to receive Restricted Common Shares as compensation per the chart below.   Upon the PRINCIPAL'S gross revenue of products (in Section 1 of this Agreement) reaching the benchmarks within the allotted time limit, in the chart below, BROKER shall receive compensation in the form of Restricted Common Shares as per the chart below.

3.

PRINCIPAL'S Gross Revenue of Products (per Section 1 of this Agreement)	Restricted Common Shares	Time Limit
$ 100,000	1,600,000	6 months
$ 200,000	1,400,000	9 months
$ 400,000	1,200,000	12 months
$ 1,000,000	1,000,000	15 months
$ 2,000,000	800,000	18 months
$ 4,000,000	440,000	24 months
TOTAL	6,440,000	

(3)   The Time Limits in this Appendix begin as of the date of this Agreement. Any and all time limits in this Appendix shall be suspended if such time limit is missed solely because PRINCIPAL could not afford to purchase the inventory required for the sale of any product(s). Such time limit will be placed on hold from the date that the inventory could not be purchased, until the time when the PRINCIPAL purchases the required amount of inventory, at which time the time limit will continue.

Exhibit 10.3

<u>CONSULTING AGREEMENT</u>

CONSULTING AGREEMENT made as of June __, 2009, by and between Haichel Esther, with an office at _____ Brooklyn, NY, (the "Consultant") and Fresh Harvest Products, a publicly traded company listed on the OTCBB (FRHV). A New Jersey Corporation and with offices also at; 280 Madison Avenue, Suite 1005, New York, NY 10016. (the "Company").

WHEREAS, the Company desires to obtain the benefit of the services of 'Consultant' to provide the services hereinafter set forth to the Company during a two year period commencing June __, 2009 and ending on June__, 2011 at the rate of compensation set forth herein; and

WHEREAS, Consultant desires to render such services to the Company;

NOW, THEREFORE, in consideration of the mutual covenants and conditions herein contained and the acts herein described, it is agreed between the parties as follows:

1.   The Company hereby engages and retains Consultant and Consultant hereby agrees to render services and give advice to the Company, for a two (2) year period commencing June __, 2009, and ending June __, 2010.

2.   The services to be rendered by Consultant shall consist using its reasonable best efforts and as listed below in clause 8. The Company shall fully cooperate with the consultant in these efforts. Consultant shall have the sole discretion as to the form, manner and place in which said services shall be rendered and the amount of time to be devoted to serve under this Agreement. Consultant shall devote to the Company only such time as it may deem necessary, and when reasonably requested by the Company. Consultant shall, by this Agreement, be prevented or barred from rendering services of the same or similar nature, as herein described, or any services for product development or related services whatsoever for or on behalf of persons, firms or corporations other than the Company.

3.   The Company shall compensate the Consultant on a performance basis for the development of 4 (four) New Products, specifically beverage products, and prepare such beverages to be ready to be sold in the market place, which shall include the product ingredients, product nutritional information, product labeling and final product pricing. Upon completion of each product in the time limit set forth in the table and subject to this section, Consultant shall receive compensation as per the chart below.

PRODUCT DEVELOPMENT	# SH	Time Limit*
Product 1	2,100,000	6 months
Product 2	2,100,000	12 months
Product 3	2,100,000	18 months
Product 4	2,100,000	24 months
TOTAL	8,400,000	

*The Time Limits as determined in the chart above, shall begin as of the date of this Agreement. Any and all time limits in the table above shall be suspended if such time limit is missed solely because the Company could not afford to purchase the inventory required for the initial run of any of the developed products and related costs, i.e. purchasing the product labels and the bottles. Such time limit will be placed on hold from the date that the inventory and/or materials could not be purchased, until the time when the Company purchases the required amount of inventory, at which time the time limit will continue.

4.   The Company agrees to indemnify and hold harmless Consultant and any assignee, its officers, directors, employees and agents and each person, if any who controls the Consultant, against any and all loss, liability, claim, damage and expense whatsoever (including but not limited to attorneys' fees and any and all expense whatsoever reasonably incurred in investigating, preparing or defending against any litigation, commenced or threatened, or any claim whatsoever) arising out of or based upon any untrue or alleged untrue statement of a material fact contained (i) in any information provided to Consultant by the Company or (ii) arising out of Consultant's services.

If any action is commenced against the Consultant or any of its officers, directors, employees, agents or controlling persons (an indemnified party) in respect of which indemnity may be sought against the Company pursuant to the foregoing paragraph, such indemnified party or parties shall promptly notify the indemnifying party in writing of the commencement of such action and the indemnifying party shall assume the defense of such action, including the employment of counsel (satisfactory to such indemnified party or parties) and payment of expenses. Such indemnified party or parties shall have the right to employ its or their own counsel in any such case but the fees and expenses of such counsel shall be at the expense of such indemnified party in connection with the defense of such action or the indemnifying party or parties unless the employment of such counsel shall have been authorized in writing by the indemnifying party in connection with the defense of such action or the indemnifying party shall not have employed counsel to have charge of the defense of such action or such indemnified party or parties shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the indemnifying party (in which case the indemnifying party shall not have the right to direct the defense of such action on behalf of the indemnified party or parties), in any of which events such fees and expenses shall be borne by the indemnifying party. Anything in this paragraph to the contrary notwithstanding, the Company shall not be liable for any settlement of any such claim or action effected without its written consent. The Company agrees promptly to notify the Consultant of the commencement of any litigation or proceeding against the Company or any of its officers or directors in connection with any matter covered by the services to be rendered by Consultant.

None of the Consultant its officers, directors, employees, affiliates, subsidiaries, agents or controlling persons shall have any liability to the Company, its subsidiaries or affiliates or any person asserting a claim on behalf of or in the right of the Company or its subsidiaries or affiliates in connection with or as a result of Consultant's engagement hereunder or any matter referred to herein, except to the extent that a loss, claim, liability, damage or expense incurred by the Company or its subsidiary or affiliate is finally determined by a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct or fraud of the person or entity performing services hereunder. The Company, for itself and for anyone claiming through it or in its name or on behalf of its security holders or other owners irrevocably waives any right it may have to a trial by jury with respect to relative to or arising under this Agreement or Consultant's engagement hereunder. Without the prior written consent of Consultant, which shall not be unreasonably withheld, the Company shall not settle, compromise, or consent to the entry of a judgment in any pending or threatened claim, action or proceeding if, following such event, indemnity against the Consultant or its officers, directors, employees affiliates subsidiaries, agents, or controlling persons may be sought.

5.   This instrument contains the entire agreement of the parties. There are no representations or warranties other than as contained herein and there shall not be any liability to Consultant for any services rendered to the Company pursuant to the terms of this Agreement. No waiver or modification hereof shall be valid unless executed in writing with the same formalities as this Agreement. Waiver of the breach of any term or condition of this Agreement shall not be deemed a waiver of any other of subsequent breach, whether of like or of a different nature.

6.   This Agreement shall be construed according to the laws of the State of New York as they are applied to agreements executed and to be performed entirely within such State and shall be binding upon the parties hereto, their successors and assigns.

7.   All notices required to be given under his agreement shall be given by Certified Mail Return Receipt Requested or by recognized overnight courier (signature required) to the addresses set forth at the head of this Agreement unless a different address is specified in a notice to a party.

8.   As used in this Agreement, the term "New Product" means any beverage product conceived, created, designed and developed by Consultant during the Term (as defined below). The Company will own and control all of the rights, including but not limited to all of the Intellectual Property Rights, product formulations, designs, prototypes, tooling and all related information for such New Product.

Consultant shall develop such products with the Company, and the Company shall have creative controls over the new products and over all packaging, advertising, press releases, naming and promotion therefore, including, without limitation, all creative controls over all stages of New Product conception, creation, design, development and completion.

        IN WITNESS WHEREOF, the parties hereto have caused these presents to be signed and their respective seals to be hereunto affixed the day and year first above written.

Haichel Esther   Fresh Harvest Products, Inc.

By: _____   By: _____
    Barry Moskowitz   Michael J. Friedman
    President   President, CEO

Exhibit 99.1

Fresh Harvest Products, Inc. Completes Asset Acquisition

NEW YORK, NY--(MARKET WIRE) — June 18, 2009 -- Fresh Harvest Products, Inc. (OTC BB: FRHV.OB - News) announced today that it is has received the final Asset Valuation Report, completed its due diligence and review of related documents, and has closed the acquisition of the assets of Organic Chef, LLC., including its TeAloe(TM) beverage line, the TeAloe™ trademark and all other trademarks.

Michael J. Friedman, FRHV's CEO commented, "We are very excited to have completed the asset acquisition of Organic Chef, LLC. We are already presenting the products to some of our current distributors and retailers and their initial reaction to the products has been favorable. We look forward to growing the TeAloe(TM) beverage line, as well as other beverage products that we intend to bring to market in the near future. We believe that Organic Chef's beverage products will add to the growth of our product lines, the consumers' awareness of our brands and ultimately increase our Shareholders' value."

About Fresh Harvest Products, Inc.

Fresh Harvest Products, Inc. is a natural and organic food and beverage company. Fresh Harvest offers a line of organic snack products and beverages, which primarily include health bars, coffee bars, and salsa under the Wings of Nature(TM) and TeAloe(TM) brand names. In addition, Fresh Harvest provides a grocery product line, which includes several varieties of whole bean and ground coffees, and beverages. We sell our products through specialty and natural food distributors to stores, specialty supermarkets and retailers. Fresh Harvest Products, Inc. is headquartered in New York City. Additional information is available at www.freshharvestproducts.com.

Safe Harbor Statement

Statements contained herein that are not based upon current or historical fact are forward-looking in nature. Such forward-looking statements reflect the Company's expectations about its future operating results, performance and opportunities that involve substantial risks and uncertainties. When used herein, the words "anticipate," "believe," "estimate," "plan," "intend" and "expect" and similar expressions, as they relate to Fresh Harvest Products, Inc., or its management, are intended to identify such forward-looking statements. These forward-looking statements are based on information currently available to the Company and are subject to a number of risks, uncertainties, and other factors that could cause the Company's actual results, performance, prospects, and opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, such factors, including risk factors, discussed in the Company's periodic reports and other filings made with the U.S. Securities and Exchange Commission, including its Annual Report for the year ending October 31, 2006 filed on Form 10KSB. Except as required by the Federal Securities law, the Company does not undertake any obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date hereof or for any other reason.

Contact:

Michael J. Friedman
CEO & Chairman
Fresh Harvest Products, Inc.
investorrelations@freshharvestproducts.com